Exhibit 99.1

ARC Resources Ltd. Announces Third Quarter Results and 2017 Budget

CALGARY, Nov. 10, 2016 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") is pleased to report its third quarter 2016 operating and financial results. Third quarter production averaged 115,205 boe per day and funds from operations totaled $153.0 million ($0.44 per share). ARC's unaudited condensed interim consolidated financial statements and notes ("financial statements"), as well as ARC's Management's Discussion and Analysis ("MD&A") for the three and nine months ended September 30, 2016 and 2015, are available on ARC's website at www.arcresources.com and on SEDAR at www.sedar.com.

	Three Months Ended			Nine Months Ended
	June 30, 2016	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
FINANCIAL
(Cdn$ millions, except per share and boe amounts and
shares outstanding)
Funds from operations (1)	141.7	153.0	174.9	444.8	572.7
Per share (2)	0.40	0.44	0.51	1.27	1.69
Net income (loss)	(58.1)	28.3	(235.0)	34.3	(287.7)
Per share (2)	(0.17)	0.08	(0.69)	0.10	(0.85)
Dividends	52.5	52.9	103.0	175.3	306.7
Per share (2)	0.15	0.15	0.30	0.50	0.90
Capital expenditures, before land and net property
acquisitions (dispositions)	112.6	122.5	164.2	294.2	392.1
Total capital expenditures, including land and net property
acquisitions (dispositions)	221.2	153.8	144.1	449.2	361.7
Net debt outstanding (3)	969.3	1,009.4	981.1	1,009.4	981.1
Shares outstanding, weighted average diluted	350.5	352.3	342.8	350.6	338.9
Shares outstanding, end of period	351.1	352.2	344.2	352.2	344.2
OPERATING
Production
Crude oil (bbl/d)	31,702	29,642	29,397	32,056	32,379
Condensate (bbl/d)	3,733	3,562	3,361	3,579	3,363
Natural gas (MMcf/d)	467.5	466.7	425.1	474.6	436.7
NGLs (bbl/d)	4,336	4,221	3,653	4,292	3,918
Total (boe/d) (4)	117,695	115,205	107,261	119,027	112,457
Average realized prices, prior to hedging
Crude oil ($/bbl)	52.80	52.43	52.43	47.57	55.05
Condensate ($/bbl)	51.20	50.81	53.00	48.16	55.32
Natural gas ($/Mcf)	1.39	2.35	3.03	1.93	2.99
NGLs ($/bbl)	13.60	12.67	5.68	11.56	10.69
Oil equivalent ($/boe) (4)	21.87	25.03	28.22	22.38	29.48
Operating netback ($/boe) (4)(5)
Commodity and other sales	21.94	25.05	28.31	22.43	29.57
Royalties	(1.97)	(2.16)	(2.59)	(1.91)	(2.64)
Transportation expenses	(2.19)	(2.08)	(2.44)	(2.15)	(2.38)
Operating expenses	(6.41)	(7.37)	(7.18)	(6.61)	(7.49)
Netback before hedging	11.37	13.44	16.10	11.76	17.06
Realized hedging gain	6.10	4.67	3.93	5.62	4.37
Netback after hedging	17.47	18.11	20.03	17.38	21.43
TRADING STATISTICS (6)
High price	23.35	24.08	21.98	24.08	25.87
Low price	17.43	20.87	15.57	14.43	15.57
Close price	22.11	23.73	17.64	23.73	17.64
Average daily volume (thousands)	1,869	1,288	1,736	1,847	1,700

(1)	Refer to the "Capital Management" note in ARC's financial statements and to the sections entitled, "Funds from Operations" and "Capitalization, Financial Resources and Liquidity" contained within ARC's MD&A.
(2)	Per share amounts (with the exception of dividends) are based on diluted weighted average common shares.
(3)	Refer to the "Capital Management" note in ARC's financial statements and to the section entitled, "Capitalization, Financial Resources and Liquidity" contained within ARC's MD&A.
(4)	ARC has adopted the standard 6 Mcf : 1 barrel when converting natural gas to boe. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.
(5)	Operating netback does not have a standardized meaning under IFRS. See "Non-GAAP Measures" contained within ARC's MD&A.
(6)	Trading prices are stated in Canadian dollars and based on intra-day trading.

"ARC continued to execute its 2016 capital program, which sets the stage for both increased production in early 2017 and increased field activity relating to the construction of the new Dawson Phase III gas plant, which will add significant production in late 2017," noted Myron Stadnyk, President and CEO. "In addition to these activities, we are investing in key strategic opportunities, including testing the Lower Montney at Dawson, continued crude oil development at Tower, and applying technological advancements at Ante Creek and Pembina. We are achieving excellent capital efficiencies which continue to allow us to maintain our strong balance sheet and advance our strategy of risk-managed value creation."

FINANCIAL AND OPERATING HIGHLIGHTS

ARC continued to execute on its strategy this quarter with a focus on sustaining our Montney businesses, advancing strategic capital towards Dawson Phase III with physical construction now underway, advancing our understanding of our emerging plays with encouraging results, and restarting our activities in Ante Creek to position ARC for an increased 2017 capital program. Parkland/Tower saw increased investment with drilling and completions activities centered at Tower, building upon the exceptional oil well results in the area. We maintained our strong Health, Safety and Environmental performance in the quarter, and released our 2016 Corporate Sustainability Report which is available on our website at www.arcresponsibility.com.

In ARC's second quarter 2016 news release, we indicated our production would be impacted by scheduled maintenance activities at Parkland/Tower and Redwater, pipeline restrictions, and third-party infrastructure outages. Despite these challenges, ARC achieved third quarter 2016 production of 115,205 boe per day, maintaining our full-year production guidance of 118,000 to 122,000 boe per day. Third quarter production delivered increased sales revenue and funds from operations relative to the second quarter, with production declines partially offset by higher commodity prices. Third quarter funds from operations totaled $153.0 million ($0.44 per share). We continue to see the benefits of our hedging program with gains of $49.5 million in the quarter, partially protecting our cash flows and supporting ARC's long-term business plans. The fair value of ARC's risk management contracts at September 30, 2016 was a net asset of $253.2 million. We recorded net income of $28.3 million ($0.08 per share) in the third quarter, bringing our net income to $34.3 million ($0.10 per share) for the nine months ended September 30, 2016 compared to a net loss of $287.7 million ($0.85 per share) for the nine months ended September 30, 2015. Profitability remains a key focus as we make investment decisions across our business.

In the third quarter, we increased our capital spending, before land and net property acquisitions and dispositions, to $122.5 million, with year-to-date spending totaling $294.2 million. We maintain our guidance of $450 million for the year. ARC successfully added to its working interest ownership in the Pembina Cardium area by acquiring 800 boe per day of production mid-way through the third quarter of 2016. Combined with the 2,200 boe per day transaction that closed late in the second quarter of 2016, ARC has added approximately 3,000 boe per day of light, high-netback production (approximately 85 per cent liquids) in the Pembina Cardium area. We have restarted activities in the area, and continue to evaluate all of our core operating areas for accretive acquisitions, and our non-core areas for potential divestments to strengthen our base business. Our third quarter operating expenses of $7.37 per boe increased 15 per cent relative to the second quarter, predominantly due to scheduled maintenance activities in the period. We reduced our operating expense guidance for the year to a range of $6.90 to $7.20 per boe from our original 2016 guidance of $7.40 to $7.80 per boe. ARC has reduced operating expenses on a per boe basis by 35 per cent since 2009. Our general and administrative ("G&A") expenses were $2.30 per boe in the third quarter of 2016, a 12 per cent decrease from the second quarter. Our G&A expenses have increased relative to 2015 as a result of higher costs associated with ARC's share-based compensation plans due to the increase in ARC's share price and improved total returns relative to our peers, and a decrease in capitalized G&A and overhead recoveries.

ARC's balance sheet remains strong, allowing us to execute our plan, acquire assets, and maintain prudent debt levels. ARC closed the quarter with $1.0 billion of net debt outstanding, and had additional cash and credit of approximately $1.2 billion, taking into account ARC's working capital surplus. With the closing of the Pembina acquisitions late in the second quarter and mid-way through the third quarter of 2016, the net debt to annualized funds from operations ratio was 1.7 times and net debt was approximately 11 per cent of ARC's total capitalization at the end of the third quarter. ARC expects the ratio to return to target levels of approximately 1.5 times by year-end as cash flows associated with the Pembina acquisitions are realized through the remainder of 2016. For the third quarter and 2016 year-to-date, ARC's dividends and capital expenditures, before land and net property acquisitions and dispositions, were fully funded out of funds from operations and proceeds from ARC's Dividend Reinvestment Program ("DRIP") and Stock Dividend Program ("SDP").

ARC's Board of Directors has approved a $665 million capital budget for 2017 that focuses on long-term value creation and balance sheet strength through continued development of ARC's low-cost Montney crude oil, liquids-rich and natural gas assets, while continuing to pay a meaningful dividend to shareholders. Additional details can be found in the November 10, 2016 news release entitled, "ARC Resources Ltd. Announces $665 Million Capital Program for 2017" available on ARC's website at www.arcresources.com and on SEDAR at www.sedar.com.

The following economic, financial, and operational reviews provide further details to the above highlights. For additional commentary on ARC's third quarter 2016 financial and operating results and on ARC's 2017 capital budget, please view the following videos: "Myron's Minute", "Q3 2016 Financial Review", and "Q3 2016 Operations Review" available on ARC's website at www.arcresources.com.

ARC will be hosting an Investor Day in Calgary, Alberta the morning of November 15, 2016 to provide additional information surrounding our strategy of risk-managed value creation. A live webcast of the event will be available on our website.

ORGANIZATIONAL UPDATE

ARC is pleased to announce the following appointment:

Director Appointment

Mr. David Collyer has been appointed to the Board of Directors, effectively immediately. Mr. Collyer has been involved in the energy industry for nearly 40 years and has extensive experience in all aspects of the upstream and downstream oil and gas industry, including marketing both domestically and internationally, and concluded his 30-year career as President and Country Chair for a major multi-national corporation. Upon his retirement, Mr. Collyer served as President of the Canadian Association of Petroleum Producers from 2008 to 2014, and currently provides energy-related consulting services and serves on a number of not-for-profit and corporate boards. Mr. Collyer holds a Bachelor of Science in Mineral Engineering and a Master of Business of Administration from the University of Alberta, and is a member of the Association of Professional Engineers and Geophysicists of Alberta. ARC is pleased to welcome Mr. Collyer to the Board.

ECONOMIC ENVIRONMENT

ARC's third quarter and 2016 year-to-date financial and operating results were impacted by commodity prices and foreign exchange rates which are outlined in the following table.

	Three Months Ended			Nine Months Ended
Selected Benchmark Prices and Exchange Rates (1)	September 30, 2016	June 30, 2016	% Change	September 30, 2016	September 30, 2015	% Change
Brent crude oil (US$/bbl)	46.99	47.03	—	43.17	56.60	(24)
WTI crude oil (US$/bbl)	44.94	45.64	(2)	41.53	51.01	(19)
Edmonton Par (Cdn$/bbl)	54.80	54.78	—	50.18	58.63	(14)
NYMEX Henry Hub Last Day
Settlement (US$/MMBtu)	2.81	1.95	44	2.29	2.80	(18)
AECO natural gas (Cdn$/Mcf)	2.20	1.25	76	1.85	2.81	(34)
Cdn$/US$ exchange rate	1.31	1.29	2	1.32	1.26	5

(1) The benchmark prices do not reflect ARC's realized sales prices. For average realized sales prices, refer to the section entitled, "Sales of Crude Oil, Natural Gas, Condensate, NGLs and Other Income" contained within ARC's MD&A. Prices and exchange rates presented above represent averages for the respective periods.

Global crude oil prices experienced volatility throughout the third quarter of 2016 as expectations for the timing of a supply/demand re-balancing continually shifted; however, the WTI benchmark price averaged only two per cent lower than the second quarter of 2016. Record output from Middle Eastern-producing countries and the return of Canadian production lost due to spring wildfires was largely offset by outages in Libya and Nigeria due to political unrest. Global inventories still remain at significantly elevated levels. Global crude oil prices saw improvement at the end of the third quarter of 2016 and into the fourth quarter following OPEC's proposal to cut back production, signaling a possible acceleration of the global supply/demand re-balancing. ARC's crude oil price is primarily referenced to the Edmonton Par benchmark price, which increased slightly in the third quarter of 2016 compared to the second quarter of 2016. The differential between WTI and Edmonton Par narrowed slightly in the third quarter of 2016 to average a discount of US$2.95, six per cent less than the second quarter of 2016.

US natural gas prices, referenced by the average NYMEX Henry Hub Last Day Settlement price, increased 44 per cent relative to the second quarter of 2016. ARC's realized natural gas price is primarily referenced to the AECO hub, which increased 76 per cent in the third quarter of 2016 relative to the second quarter of 2016. Prices were up substantially in the quarter with warm seasonal weather driving up the demand for natural gas-fired power generation, and with more US liquefied natural gas exports and higher exports into Mexico. AECO natural gas prices largely followed the movement in Henry Hub prices in the period. However, relative to Henry Hub, AECO continues to trade at an increasingly wide discount due to oversupply in the Western Canadian Sedimentary Basin relative to local demand and given the marginal export pipeline economics.

The Canadian dollar remained range-bound relative to the US dollar during the third quarter of 2016, averaging US$0.76 (Cdn$/US$1.31).

FINANCIAL REVIEW

Funds from Operations

ARC's third quarter 2016 funds from operations of $153.0 million ($0.44 per share) increased eight per cent from second quarter 2016 funds from operations of $141.7 million ($0.40 per share). Higher natural gas prices, lower current income taxes and lower G&A expenses were the most significant drivers in the quarter-over-quarter change, with lower transportation expenses also serving to increase ARC's funds from operations. These factors were partially offset by decreased crude oil and liquids production, reduced realized gains on hedging contracts, higher operating expenses, higher royalties, and lower crude oil prices in the period.

2016 year-to-date funds from operations of $444.8 million ($1.27 per share) decreased 22 per cent as compared to funds from operations of $572.7 million ($1.69 per share) for the first nine months of 2015. While production increased year-over-year, lower crude oil and natural gas prices more than offset the gains realized from higher production. Increased G&A expenses also reduced funds from operations, primarily as a result of higher costs associated with ARC's share-based compensation plans due to the increase in ARC's share price and improved total return relative to its peers during the period, as well as lower capitalized G&A and overhead recoveries due to lower capital spending. Increased current income taxes also served to decrease ARC's funds from operations. The impact of lower commodity prices on revenue was partially offset by higher realized gains on ARC's risk management program, lower royalties, and lower operating and transportation expenses in the period.

The following table details the change in funds from operations for the third quarter of 2016 relative to the second quarter of 2016, and for 2016 year-to-date relative to the first nine months of 2015.

	Three Months		Nine Months
	$ millions	$/Share (2)	$ millions	$/Share (2)
Funds from operations for the three months ended June 30, 2016 (1)	141.7	0.40
Funds from operations for the nine months ended September 30, 2015 (1)			572.7	1.69
Volume variance
Crude oil and liquids	(9.0)	(0.02)	1.5	—
Natural gas	0.5	—	32.3	0.10
Price variance
Crude oil and liquids	(1.5)	—	(71.6)	(0.22)
Natural gas	41.1	0.12	(137.2)	(0.40)
Other revenue	(0.4)	—	(1.1)	—
Realized gain on risk management contracts	(15.9)	(0.05)	49.1	0.14
Royalties	(1.8)	—	18.7	0.06
Expenses
Transportation	1.3	—	2.7	0.01
Operating	(9.5)	(0.03)	14.1	0.04
G&A	3.7	0.01	(28.5)	(0.08)
Interest	(0.2)	—	(0.2)	—
Current tax	4.0	0.01	(7.0)	(0.02)
Realized gain on foreign exchange	(1.0)	—	(0.7)	—
Weighted average shares, diluted	—	—	—	(0.05)
Funds from operations for the three months ended September 30, 2016 (1)	153.0	0.44
Funds from operations for the nine months ended September 30, 2016 (1)			444.8	1.27

(1)	Refer to the "Capital Management" note in ARC's financial statements and to the sections entitled, "Funds from Operations" and "Capitalization, Financial Resources and Liquidity" contained within ARC's MD&A.
(2)	Per share amounts are based on diluted weighted average common shares.

Net Income (Loss)

ARC recorded net income of $28.3 million ($0.08 per share) in the third quarter of 2016 compared to a net loss of $58.1 million ($0.17 per share) in the second quarter of 2016. The increase in earnings was primarily due to a decrease in unrealized losses recognized on ARC's risk management program of $152.8 million and an increase in revenue net of royalties of $28.9 million. A decrease of $43.6 million in income tax recovery, a reduced gain on business combinations of $26.5 million, and an increase of $9.5 million in operating expenses served to partially offset these factors.

ARC recorded net income of $34.3 million ($0.10 per share) for the nine months ended September 30, 2016 compared to a net loss of $287.7 million ($0.85 per share) for the nine months ended September 30, 2015. A reduction of depletion, depreciation, amortization and impairment charges of $418.2 million, an increase of $200.5 million in gains on foreign exchange, a $53.9 million gain on business combinations, and a decrease in exploration and evaluation expenses of $45.2 million were the primary drivers in increasing earnings over the prior year. A reduction in gains on risk management contracts of $214.7 million, lower revenue net of royalties of $157.4 million, an increase of $29.5 million in G&A expenses and a decrease of $23.3 million on the gain on disposal of petroleum and natural gas properties served to partially offset these factors in the period.

Operating Netbacks

ARC's third quarter 2016 operating netbacks, before hedging, of $13.44 per boe increased 18 per cent relative to the second quarter of 2016, while third quarter 2016 operating netbacks, after hedging, of $18.11 per boe increased four per cent relative to the second quarter of 2016. Higher operating netbacks were predominantly due to strengthening natural gas pricing.

ARC's 2016 year-to-date operating netbacks, before hedging, of $11.76 per boe decreased 31 per cent relative to the first nine months of 2015, while 2016 year-to-date operating netbacks, after hedging, of $17.38 per boe decreased 19 per cent relative to the first nine months of 2015. Lower operating netbacks were predominantly due to lower crude oil and natural gas prices.

ARC's third quarter 2016 total corporate royalty rate of 8.6 per cent ($2.16 per boe) decreased modestly from nine per cent ($1.97 per boe) in the second quarter of 2016. ARC's 2016 year-to-date total corporate royalty rate of 8.5 per cent ($1.91 per boe) was down from 8.9 per cent ($2.64 per boe) in the prior year. The decrease reflects the sliding scale effect of decreased commodity prices on royalty rates, as well as the increase in ARC's natural gas production volume levels, which have lower royalty rates as compared to the rates applied to crude oil and liquids production volumes. Third quarter and 2016 year-to-date royalty expenses on an absolute basis were $22.9 million and $62.3 million, respectively.

Third quarter 2016 transportation expenses of $2.08 per boe decreased five per cent from the second quarter of 2016 with lower tariff and trucking costs as a result of the corresponding turnaround and maintenance activities that took place in the period. ARC's 2016 year-to-date transportation expenses of $2.15 per boe decreased 10 per cent relative to transportation expenses for the first nine months of 2015, and were the result of reduced trucking costs at the Parkland/Tower area, which became pipeline-connected for crude oil volumes in the second quarter of 2015 and pipeline-connected for NGLs volumes mid-way through the first quarter of 2016. Third quarter and 2016 year-to-date transportation expenses on an absolute basis were $22.1 million and $70.3 million, respectively.

Third quarter 2016 operating expenses of $7.37 per boe were 15 per cent higher than the second quarter of 2016 as a result of planned turnaround and maintenance activities at Parkland/Tower and Redwater. ARC's 2016 year-to-date operating expenses of $6.61 per boe decreased 12 per cent relative to the first nine months of 2015 as a result of lower power prices in the period, diligent cost control efforts across ARC's field operations, and the disposition of properties with higher relative costs to operate. Third quarter and 2016 year-to-date operating expenses on an absolute basis were $78.1 million and $215.7 million, respectively.

Risk Management

ARC has hedge contracts in place, at levels that support ARC's business plan, to protect prices on a portion of crude oil volumes for 2016 through 2018 and natural gas volumes for 2016 through 2020.

ARC realized cash gains on crude oil hedging contracts of $13.7 million and $53.7 million during the third quarter and 2016 year-to-date, respectively. ARC currently has 15,000 barrels per day of crude oil production hedged with collars and swaps for the remainder of 2016. Additional crude oil production is hedged for 2017 through 2018. ARC's crude oil hedging portfolio also includes MSW basis swap contracts for 2016 through 2017, fixing the discount between WTI and the mixed sweet crude grade price at Edmonton. Details relating to ARC's crude oil hedged volumes and prices for the period 2016 through 2018 are outlined in the table below.

ARC realized cash gains on natural gas hedging contracts of $36.7 million and $131.5 million during the third quarter and 2016 year-to-date, respectively. Approximately 30 per cent of natural gas production was hedged at NYMEX Henry Hub with an average floor price of US$4.00 per MMBtu during the first nine months of 2016, while market prices averaged US$2.29 per MMBtu. Approximately six per cent of natural gas production was hedged at AECO with an average swap price of Cdn$2.99 per GJ during the first nine months of 2016, while market prices averaged Cdn$1.85 per GJ. ARC has hedged approximately 192,300 MMBtu per day of natural gas production for the remainder of 2016 and a portion of natural gas production is hedged for the period 2017 through 2020. ARC's natural gas hedging portfolio includes AECO basis swap contracts which fix the AECO price received relative to the NYMEX Henry Hub price on a portion of its natural gas volumes for 2016 through 2020. ARC's natural gas hedges support long-term development economics for ARC's significant natural gas resource base. Details relating to ARC's natural gas hedged volumes and prices for the period 2016 through 2020 are outlined in the table below.

ARC will continue to take positions in natural gas, crude oil, foreign exchange rates, power and interest rates, as appropriate, to provide greater certainty over future cash flows. For a complete listing and terms of ARC's hedging contracts as at September 30, 2016, see the "Financial Instruments and Market Risk Management" note in ARC's financial statements for the three and nine months ended September 30, 2016.

Hedge Positions Summary (1)
As at November 10, 2016	Q4 2016		H1 2017		H2 2017		2018		2019		2020
Crude Oil – WTI (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Ceiling	50.00	3,000	54.33	9,000	55.43	12,000	65.39	4,000	—	—	—	—
Floor	40.00	3,000	43.33	9,000	45.00	12,000	50.00	4,000	—	—	—	—
Sold Floor	—	—	32.50	6,000	34.17	9,000	40.00	4,000	—	—	—	—
Swap	42.10	2,000	—	—	—	—	—	—	—	—	—	—
Crude Oil – Cdn$ WTI (3)	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day
Ceiling	83.38	3,000	83.38	3,000	—	—	80.00	500	—	—	—	—
Floor	70.00	3,000	70.00	3,000	—	—	65.00	500	—	—	—	—
Swap	77.20	7,000	—	—	—	—	—	—	—	—	—	—
Total Crude Oil Volumes
Hedged (bbl/day)		15,000		12,000		12,000		4,500		—		—

Crude Oil – MSW
(Differential to WTI) (4)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Swap	(3.72)	10,000	(3.22)	10,000	(3.22)	10,000	—	—	—	—	—	—

Natural Gas – NYMEX	US$/ MMBtu	MMBtu/ day	US$/ MMBtu	MMBtu/ day	US$/ MMBtu	MMBtu/ day	US$/ MMBtu	MMBtu/ day	US$/ MMBtu	MMBtu/ day	US$/ MMBtu	MMBtu/ day
Henry Hub (5)
Ceiling	4.79	105,000	3.37	20,000	3.37	20,000	4.69	110,000	5.00	40,000	—	—
Floor	4.00	105,000	3.00	20,000	3.00	20,000	3.82	110,000	4.00	40,000	—	—
Sold Floor	—	—	—	—	—	—	2.50	20,000	—	—	—	—
Swap	4.00	40,000	4.00	145,000	4.00	145,000	—	—	—	—	—	—
Natural Gas – AECO (6)	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day
Ceiling	2.93	19,891	—	—	—	—	—	—	3.30	10,000	3.60	30,000
Floor	2.50	19,891	—	—	—	—	—	—	3.00	10,000	3.08	30,000
Swap	2.99	30,000	2.64	60,000	2.64	60,000	2.96	40,000	3.16	20,000	3.35	30,000
Total Natural Gas Volumes
Hedged (MMBtu/day)		192,288		221,869		221,869		147,913		68,435		56,869

Natural Gas – AECO Basis	AECO/ NYMEX	MMBtu/ day	AECO/ NYMEX	MMBtu/ day	AECO/ NYMEX	MMBtu/ day	AECO/ NYMEX	MMBtu/ day	AECO/ NYMEX	MMBtu/ day	AECO/ NYMEX	MMBtu/ day
Swap (percentage of
NYMEX)	90.3	140,000	89.7	145,000	89.7	145,000	84.9	90,000	83.7	40,000	—	—
Natural Gas – AECO Basis	US$/ MMBtu	MMBtu/ day	US$/ MMBtu	MMBtu/ day	US$/ MMBtu	MMBtu/ day	US$/ MMBtu	MMBtu/ day	US$/ MMBtu	MMBtu/ day	US$/ MMBtu	MMBtu/ day
Swap (differential to
NYMEX)	—	—	(0.81)	70,000	(0.81)	70,000	(0.70)	50,000	(0.62)	40,000	(0.60)	40,000
Total AECO Basis
Volumes Hedged
(MMBtu/day)		140,000		215,000		215,000		140,000		80,000		40,000

(1)	The prices and volumes in this table represent averages for several contracts representing different periods. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. All positions are financially settled against the benchmark prices disclosed in the "Financial Instruments and Market Risk Management" note in ARC's financial statements for the three and nine months ended September 30, 2016.
(2)	Crude oil prices referenced to WTI.
(3)	Crude oil prices referenced to WTI, multiplied by the Bank of Canada monthly average noon day rate.
(4)	MSW differential refers to the discount between WTI and the mixed sweet crude grade at Edmonton, calculated on a monthly weighted average basis in US$.
(5)	Natural gas prices referenced to NYMEX Henry Hub last day settlement.
(6)	Natural gas prices referenced to AECO 7(a) index.

OPERATIONAL REVIEW

During the third quarter of 2016, ARC invested $122.5 million of capital, before land and net property acquisitions and dispositions, including drilling 16 operated wells (14 crude oil wells and two liquids-rich wells). Capital investment in the period also included infrastructure spending at the Dawson Phase III gas processing and liquids-handling facility, and completions activities at Ante Creek, Dawson and Tower. Approximately 85 per cent of capital investment in the third quarter was directed towards ARC's low-cost, high-value Montney assets. 2016 year-to-date capital expenditures, before land and net property acquisitions and dispositions, totaled $294.2 million and included 34 operated wells drilled (20 crude oil wells, nine natural gas wells, four liquids-rich wells, and one service well). For the third quarter and 2016 year-to-date, ARC's capital expenditures, before land and net property acquisitions and dispositions, were fully funded out of funds from operations and proceeds from ARC's DRIP and SDP.

ARC achieved third quarter 2016 production of 115,205 boe per day, with natural gas production of 467 MMcf per day (68 per cent of total production) and crude oil and liquids production of 37,425 barrels per day (32 per cent of total production). Third quarter 2016 total production was two per cent lower relative to the second quarter of 2016 and reflects the impact of approximately 3,700 boe per day of production shut in for scheduled maintenance activities at Parkland/Tower and Redwater, and a decrease of approximately 2,400 boe per day due to pipeline restrictions and third-party infrastructure outages. These decreases were partially offset by the addition of the Pembina Cardium production that was acquired late in the second quarter and mid-way through the third quarter of 2016. ARC's corporate base decline rate remains at approximately 25 per cent. The combination of low decline and efficient replacement costs has resulted in a predictable and stable production base.

ARC expects fourth quarter 2016 production to modestly rebound as maintenance activity ceases. Full-year annual average production is expected to be in the range of 118,000 to 122,000 boe per day.

ARC currently has a land position of approximately 1,200 net Montney sections. The continued transition towards the Montney is resulting in greater operating and capital efficiencies as ARC enhances its low-cost Montney production base, which today, makes up nearly 80 per cent of total corporate production. Excellent operating and capital efficiencies are further supported by operating our own facilities in the area, allowing ARC greater control over costs and pace of development. The success of ARC's ongoing transition is demonstrated by the strong performance of our Montney wells as we continue to optimize well designs, apply new technologies and work closely with our service providers to maintain our low cost structure. ARC continuously monitors market conditions and maintains a diversified marketing strategy to ensure production gets to market at optimal pricing.

Dawson

The Dawson Montney play is the foundation of ARC's low-cost natural gas business. ARC has a land position of 135 net Montney sections at Dawson. Dawson production averaged 170 MMcf per day of natural gas and 1,200 barrels per day of condensate and liquids during the third quarter of 2016, unchanged from the second quarter of 2016. The Dawson play delivers strong economics and significant cash flow at currently low natural gas prices, due to excellent capital efficiencies, exceptional well results, and low operating expenses.

ARC's investment at Dawson was $111 million during the first nine months of 2016, directed at strategic infrastructure spending, drilling six natural gas wells and one liquids-rich well, and completing two natural gas wells and one liquids-rich well. ARC also drilled and completed one water disposal well that will be utilized when the Dawson Phase III gas processing and liquids-handling facility comes on-stream.

Physical construction of the Dawson Phase III gas processing and liquids-handling facility is underway with major equipment starting to arrive on site. The first stage of Dawson Phase III is designed to process 90 MMcf per day and handle 7,500 barrels per day of liquids (approximately 50 per cent condensate-handling), and is expected to be on-stream in late 2017. Dawson gas and liquids production is expected to ramp up in the fourth quarter of 2017 in conjunction with the start-up of the plant. Liquids production will initially be below design capacity of the facility as ARC continues to delineate the Lower Montney and gradually brings on higher liquids wells.

Parkland/Tower

ARC's Parkland/Tower property, located in the Montney play in northeast British Columbia, consists of 43 net sections at Tower, which produce predominantly light crude oil and condensate with liquids-rich associated gas; and 37 net sections at Parkland, which produce liquids-rich and dry gas. With contiguous lands, these areas share ARC-operated infrastructure.

Parkland/Tower third quarter 2016 production averaged 24,100 boe per day (35 per cent crude oil and liquids and 65 per cent natural gas), a 13 per cent decrease from the second quarter of 2016. The decrease in production was the result of a major planned turnaround that took place in the third quarter, and due to safely conducting completion activities requiring the shut-in of offset wells.

During the first nine months of 2016, ARC invested approximately $67 million on capital activities at Parkland/Tower to drill 16 crude oil wells and to complete nine crude oil wells. ARC drilled 10 crude oil wells and completed three crude oil wells in the third quarter of 2016. A continued focus on execution efficiency in the Parkland/Tower area has not only allowed ARC to capture cost savings, but to advance learnings in the play. ARC is realizing additional efficiencies in our drilling operations with the average Tower well currently being drilled in under nine days. Recent learnings from our completions monitoring project are being incorporated into our well design fracture stimulation. Well performance at Tower continues to be exceptional, ranking amongst the top oil wells in Western Canada. ARC will continue to optimize well designs in the area to ensure best-in-class capital efficiencies are achieved.

Given the significant drilling results at Parkland/Tower and the proven liquids and natural gas potential in the area, ARC is proceeding with the second stage of the existing Parkland/Tower gas processing and liquids-handling facility. The facility expansion, which has already received regulatory approval, will add natural gas sales of approximately 60 MMcf per day and approximately 7,500 barrels per day of crude oil sales. The timing of the expanded Parkland/Tower facility coming on-stream is expected to be late 2018 or early 2019. ARC's 2017 capital budget includes funds for initial investments required for the project.

Sunrise

ARC has a land position of 32 net sections at Sunrise, a dry natural gas Montney play in northeast British Columbia with multi-layer development potential. With a significant natural gas resource base, high well deliverability, low capital requirements and low operating expenses, Sunrise continues to create significant value despite relatively low natural gas prices. Third quarter 2016 Sunrise production was approximately 118 MMcf per day of natural gas, five per cent higher than the second quarter of 2016. The increase in production is the result of recoveries from pipeline restrictions experienced during the prior quarter.

During the first nine months of 2016, ARC invested $24 million on capital activities at Sunrise. Recent changes in completions design at Sunrise has resulted in strong well performance across the area. Due to the strength of recent well performance, we do not anticipate drilling additional wells in 2017 to keep facilities at capacity.

Attachie

ARC's Attachie property is a highly prospective, Montney crude oil and liquids-rich natural gas exploration play located in northeast British Columbia. ARC has a land position in the area of 288 net Montney sections. ARC invested approximately $26 million on pilot activities at Attachie during the first nine months of 2016. This includes spending on infrastructure and the drilling and completions of two liquids-rich wells on the west side of Attachie, building on the success of existing ARC pilots in the area. The two wells came on-stream earlier in the year and ARC will continue to optimize and monitor the production results from this encouraging pilot.

Ante Creek

ARC has a land position of 389 net sections at Ante Creek, a Montney crude oil play in northern Alberta with significant future development potential. Third quarter 2016 Ante Creek production averaged 15,300 boe per day (approximately 45 per cent crude oil and liquids), unchanged from the second quarter of 2016. ARC spent approximately $23 million during the first nine months of 2016. With the Alberta royalty review complete and certainty on the new fiscal structure's impact on ARC's project economics, third quarter investment at Ante Creek included drilling four crude oil wells and completing two wells. The two completed wells are showing strong initial results from pinpoint fracturing. Base production in the area also continues to perform well, demonstrating the effectiveness of optimization activities and the strength of the asset base.

Pembina

ARC's Pembina Cardium assets continue to provide low-decline, high-quality light oil production and generate competitive operating netbacks. Pembina production averaged approximately 11,200 boe per day (approximately 80 per cent light oil and liquids) in the third quarter of 2016, 25 per cent higher than the second quarter of 2016. The increase in production comes from the Pembina Cardium acquisitions that closed in the second and third quarters of 2016.

ARC spent approximately $10 million on capital activities at Pembina during the first nine months of 2016, and is continuing to see strong well performance. Optimizing completions, converting horizontal injectors, and waterflood management remain the key focus of operations in the area. Disciplined cost management is also resulting in strong positive cash flow.

ARC successfully added to its working interest ownership in the Pembina Cardium area by acquiring 2,200 boe per day late in the second quarter of 2016 and an additional 800 boe per day mid-way through the third quarter of 2016. The combined acquisitions will result in an annual volume impact in 2016 of approximately 1,400 boe per day of production. ARC's deep understanding of the Cardium was a key advantage in enabling successful negotiations of these transactions. The combined acquisitions totaled $148 million for a flowing boe metric of $48,000 per boe per day and a PDP reserve metric of $10.50 per boe, based on internal estimates. By increasing ARC's average working interest, and control over the acquired assets, ARC significantly increased its ability to efficiently develop Pembina's considerable drilling inventory. ARC is currently in the process of integrating the new assets into its infrastructure system and is optimizing field operations with plans to commence drilling and completion activities in the fourth quarter of 2016. The drilling inventory at Pembina is attractive at current commodity prices, and with operational synergies and increased control over the assets resulting from the acquisitions, the transaction is accretive to ARC's corporate performance.

Redwater

ARC's Redwater region in Alberta produces high-quality crude oil. Third quarter 2016 production averaged approximately 2,400 boe per day of light oil, down 24 per cent from the second quarter of 2016. The decrease in production was a result of downtime from the commissioning of ARC's new gas plant for the area. Commissioning of the facility commenced late in the third quarter of 2016 and will be completed early in the fourth quarter of 2016. ARC invested approximately $13 million on the facility upgrade in the first nine months of 2016. The new facility is expected reduce greenhouse gas emissions by 20 per cent from the original facility's emissions levels and is expected to reduce operating expenses for the area by 25 per cent.

Southeast Saskatchewan

ARC's Southeast Saskatchewan region produces high-quality crude oil. Third quarter 2016 production averaged approximately 7,500 boe per day, a decrease of three per cent from the second quarter of 2016. Lower production was due to reduced activity levels in the area, starting in late 2014. During the first nine months of 2016, ARC invested approximately $9 million on maintenance and optimization activities on operated and non-operated properties in the region. Cost management remains a focus in the area and is resulting in competitive operating netbacks.

DIVIDENDS

As a dividend-paying corporation, ARC declares monthly dividends to its shareholders. ARC continually assesses dividend levels in light of commodity prices, capital expenditure programs, and production volumes to ensure that dividends are in line with ARC's long-term strategy and objectives.

ARC paid dividends totaling $0.15 per share for the third quarter of 2016. The Board of Directors previously confirmed a dividend of $0.05 per share for October 2016, payable on November 15, 2016, and has conditionally declared a monthly dividend of $0.05 per share for November 2016 through January 2017 payable as follows:

Record Date	Ex-dividend Date	Payment Date	Per Share Amount
October 31, 2016	October 27, 2016	November 15, 2016	$0.05 (1)
November 30, 2016	November 28, 2016	December 15, 2016	$0.05 (2)
December 30, 2016	December 28, 2016	January 16, 2017	$0.05 (2)
January 31, 2017	January 27, 2017	February 15, 2017	$0.05 (2)

(1)	Confirmed on October 17, 2016.
(2)	Conditionally declared, subject to confirmation by news release and further resolution by the Board of Directors.

ARC's shareholders may receive dividend payments in the form of cash or may elect to receive dividend payments in the form of common shares through ARC's SDP. Alternatively, shareholders may reinvest cash dividends into additional common shares of ARC through the DRIP. Participation in the SDP or DRIP is optional. Shareholders will continue to receive dividend payments in cash unless they choose to participate in the SDP or DRIP. Shareholders, wherever resident, are encouraged to consult their own tax advisors regarding the tax consequences to them of receiving cash or stock dividends or participating in the DRIP.

During the third quarter of 2016, ARC declared dividends of $52.9 million, of which $4.8 million was issued in the form of common shares under the SDP and $20.1 million was reinvested into ARC shares through the DRIP. The DRIP and SDP are a source of funding for ARC's capital program.

For additional details regarding the SDP and DRIP, including terms, eligibility, and enrollment procedures, please see ARC's website at www.arcresources.com/investors.

The dividends have been designated as eligible dividends under the Income Tax Act (Canada). The declaration of the dividends is conditional upon confirmation by news release and is subject to any further resolution of the Board of Directors. Dividends are subject to change in accordance with ARC's dividend policy depending on a variety of factors and conditions existing from time-to-time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating expenses, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends.

OUTLOOK

The foundation of ARC's business strategy is risk-managed value creation. High-quality assets, operational excellence, financial strength, and top talent are the key principles underpinning ARC's business strategy. ARC's goal is to create shareholder value in the form of regular dividends and anticipated capital appreciation relating to future profitable growth.

ARC has made significant progress in the execution of its $450 million capital program for 2016, with a continued focus on low-cost Montney development and creating value throughout our asset base. Full-year 2016 annual average production is expected to be in the range of 118,000 to 122,000 boe per day, resulting in modest year-over-year growth.

ARC's Board of Directors has approved a $665 million capital program for 2017 that focuses on long-term value creation, balance sheet strength, sustainable dividend payments, and the continued development of ARC's crude oil, liquids-rich gas and natural gas Montney assets. The 2017 capital program features ARC's next major phase for growth with the commissioning of the Dawson Phase III gas processing and liquids-handling facility in late 2017. The 2017 capital program will also advance strategic initiatives at Parkland/Tower, Ante Creek and Pembina, including infrastructure spending for the Parkland/Tower gas processing and liquids-handling facility expansion expected to come on-stream in late 2018 or early 2019. ARC expects 2017 annual average production to be in the range of 128,000 to 133,000 boe per day. Ongoing commodity price volatility may affect ARC's funds from operations and profitability on capital programs. As continued volatility is expected, ARC will continue to take steps to mitigate these risks, including managing an active hedging program, focusing on capital and operating efficiencies, and protecting its strong financial position. ARC will continue to screen projects for profitability in a disciplined manner and will adjust spending and the pace of development, if required, to ensure balance sheet strength is protected. For more information on ARC's 2017 capital budget, please see the November 10, 2016 news release entitled, "ARC Resources Ltd. Announces $665 Million Capital Program for 2017" available on ARC's website at www.arcresources.com and on SEDAR at www.sedar.com.

ARC's full-year 2016 guidance estimates and a review of 2016 year-to-date actual results are outlined in the following table.

	2016 Guidance	2016 Revised Guidance (1)	2016 YTD	% Variance from Guidance
Production
Crude oil (bbl/d)	32,000 - 34,000	32,000 - 34,000	32,056	—
Condensate (bbl/d)	3,000 - 3,400	3,400 - 3,800	3,579	—
Natural gas (MMcf/d)	460 - 470	470 - 480	474.6	—
NGLs (bbl/d)	3,800 - 4,200	4,100 - 4,500	4,292	—
Total (boe/d)	116,000 - 120,000	118,000 - 122,000	119,027	—
Expenses ($/boe)
Operating	7.40 - 7.80	6.90 - 7.20	6.61	(4)
Transportation	2.40 - 2.70	2.40 - 2.70	2.15	(10)
G&A expenses before share-based
compensation plans	1.55 - 1.65	1.55 - 1.65	1.64	—
G&A - share-based compensation plans (2)	0.45 - 0.65	0.45 - 0.65	0.94	45
Interest	1.10 - 1.30	1.10 - 1.30	1.16	—
Current income tax (per cent of funds from
operations) (3)	0 - 5	0 - 3	—	—

Capital expenditures before land purchases
and net property acquisitions (dispositions)
($ millions)	390	450	294.2	N/A
Land purchases and net property acquisitions
(dispositions) ($ millions)	N/A	N/A	155.0	N/A
Weighted average shares, diluted (millions)	351	351	351	N/A

(1)	Incorporates the impact of approximately 3,000 boe per day of light, high-netback crude oil production in Pembina acquired in the second and third quarters of 2016 which will result in an annual volume increase of approximately 1,400 boe per day of production.
(2)	Comprises expenses recognized under the Restricted Share Unit and Performance Share Unit Plan, Share Option Plan and Long-term Restricted Share Award Plan. In periods where substantial share price fluctuation occurs, ARC's G&A expenses are subject to greater volatility.
(3)	The 2016 corporate tax estimate varies depending on the level of commodity prices.

ARC's 2016 guidance is based on full-year 2016 estimates; certain variances between 2016 year-to-date actual results and 2016 full-year guidance estimates are due to the cyclical and seasonal nature of operations. ARC expects full-year 2016 actual results to closely approximate guidance as the year progresses. 2016 year-to-date production was within the 2016 guided production range; ARC expects that full-year 2016 production will closely approximate the guided range, with fourth quarter production expected to modestly rebound from third quarter levels despite the potential impact of major third-party infrastructure maintenance scheduled to take place in the period. On a per boe basis, ARC's 2016 year-to-date operating expenses were below the 2016 guidance range due to the addition of new Montney production at lower relative costs to operate, lower power prices throughout the period, and diligent cost control efforts. On a per boe basis, ARC's 2016 year-to-date transportation expenses were below the 2016 guidance range as a result of minimal pipeline disruptions in the period. ARC expects full-year 2016 actual transportation expenses to closely approximate guidance as the year progresses, with an expected increase in the fourth quarter resulting from alternate transportation arrangements being made to mitigate the potential impact of major third-party infrastructure maintenance. ARC's 2016 year-to-date G&A expenses were above the 2016 guidance range due primarily to increased costs associated with ARC's share-based compensation plans due to the increase in ARC's share price and improved total return relative to its peers; ARC expects full-year 2016 G&A expenses before share-based compensation to closely approximate guidance by year-end.

Forward-looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect," "anticipate," "continue," "estimate," "objective," "ongoing," "may," "will," "project," "should," "believe," "plans," "intends," "strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: guidance as to the capital expenditure plans of ARC in 2016 and 2017 and its 2016 and 2017 production, as well as operating and general and administrative costs under the heading "Financial and Operating Highlights," as to its views on future commodity prices under the heading "Economic Environment," as to its risk management plans for 2016 and beyond under the heading "Risk Management," as to its production, exploration and development plans, and capital expenditures for 2016 and 2017 and beyond under the heading "Operational Review," as to its plans in relation to future dividend levels under the heading "Dividends," and all matters in respect of 2016 guidance under the heading "Outlook."

The forward-looking information and statements contained in this news release reflect material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and funds from operations to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third-party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time-to-time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ARC Resources Ltd. is one of Canada's largest conventional oil and gas companies with an enterprise value (1) of approximately $9.0 billion. ARC's Common Shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

(1) Enterprise value is also referred to as total capitalization. Refer to the "Capital Management" note in ARC's financial statements for the three and nine months ended September 30, 2016 and to the section entitled "Capitalization, Financial Resources and Liquidity" contained within ARC's MD&A.

SOURCE ARC Resources Ltd.

%CIK: 0001029509

For further information: about ARC Resources Ltd., please visit our website www.arcresources.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600 Fax: (403) 509-6427, Toll Free: 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue SW, Calgary, AB T2P 0H7

CO: ARC Resources Ltd.

CNW 17:01e 10-NOV-16